 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES APPOINTMENT OF BRENT ESHLEMAN AS INTERIM PRESIDENT & CEO

CALGARY, ALBERTA (November 25, 2016) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces that Raymond G. Smith, the Company’s President & Chief Executive Officer, has taken a temporary leave of absence to focus on a personal medical situation, and that in the interim, the Company has appointed Brent Eshleman as Interim President and Chief Executive Officer. Mr. Eshleman joined Bellatrix as Executive Vice President in July 2012 and was subsequently named Executive Vice President and Chief Operating Officer of the Company in September 2014. Mr. Eshleman is a seasoned industry leader with over 30 years of oil and gas industry experience and a professional engineer by trade.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com